Exhibit 99.1

To the shareholders of VectivBio Holding AG

Invitation to the Extraordinary General Meeting

Date and Time: Friday, December 9, 2022, at 10:00 a.m. CET / 4:00 a.m. EST

Location: Headquarters of VectivBio Holding AG, Aeschenvorstadt 36, 4051 Basel, Switzerland

Dear Shareholders,

We are pleased to invite you to our Extraordinary General Meeting, which will be held on Friday, December 9, 2022, at the offices of VectivBio Holding AG (the Company) at Aeschenvorstadt 36, 4051 Basel, and start at 10.00 a.m. CET / 4:00 a.m. EST (the Extraordinary General Meeting).

The Extraordinary General Meeting will be conducted in English. A record of the resolutions taken by the Extraordinary General Meeting will be available for inspection after the Extraordinary General Meeting on the Company’s website at ir.vectivbio.com/events-and-presentations and at the Company’s registered office at Aeschenvorstadt 36, 4051 Basel, Switzerland.

Important notice regarding COVID-19

In view of the ongoing COVID-19 pandemic, and in accordance with the Ordinance 3 of the Swiss Federal Council regarding measures on combatting the coronavirus (COVID-19), the Extraordinary General Meeting will take place without the personal attendance of shareholders. Shareholders shall be represented at the Extraordinary General Meeting exclusively by the independent proxy. For information on how to exercise your rights and issue your voting instructions to the independent proxy, please refer to the “Organizational Information” section at the end of this invitation.

We take the safety of our shareholders, directors, officers, employees and service providers seriously, and hope you understand the need for these measures.

Agenda and Proposal of the Board of Directors

1.	Election of Wouter Joustra

The Board of Directors proposes to elect Wouter Joustra as a new member of the Board of Directors for a term of office until completion of the 2023 Annual General Meeting of the Company.

Biographical information: Mr. Wouter Joustra joined Forbion, a venture capital firm, in October 2019, and is currently a General Partner. At Forbion, he is responsible for deal origination, general portfolio management, and divestment strategies. Previously, from December 2016 to October 2019, Mr. Joustra was a Senior Trader, Life Sciences at Kempen & Co, one of the leading European investment banks focused on life sciences. In this role, Mr. Joustra actively managed Kempen’s trading portfolio, and he was involved in deal structuring, corporate finance, and equity capital market transactions, as well as crossing large blocks of company shares. At Kempen, Mr. Joustra was also an Executive Board member of the Life Sciences Franchise. Mr. Joustra was also a Board member at Gyroscope Therapeutics when Novartis purchased the company for up to $1.5 billion. Mr. Joustra is currently on the board of Forbion’s SPAC vehicle (NASDAQ: FRBN), and is an observer at NewAmsterdam Pharma. Mr. Joustra holds an M.Sc. in Business Administration from the University of Groningen, a B.Sc. in Economics from the University of Nebraska at Omaha, and a B.Sc. in International Business and Management from the University of Groningen.

Organizational Information

1.	Admission to the Extraordinary General Meeting

As a result of the COVID-19 pandemic, the Extraordinary General Meeting will be held without the personal attendance of shareholders. Accordingly, shareholders may exercise their rights only through the independent proxy, as set out below. No shareholder may attend in person at the Extraordinary General Meeting.

2.	Eligibility to Vote

Shareholders registered as shareholders with voting rights in the share register of the Company maintained by our share registrar and transfer agent, Computershare Trust Company N.A. (Computershare), as of October 31, 2022, at 10:00 p.m. CET / 4:00 p.m. EDT (the Record Date), will be entitled to vote at the Extraordinary General Meeting. Shareholders who sell their shares prior to the Extraordinary General Meeting will not be able to vote those shares at the Extraordinary General Meeting. Shareholders who purchase shares between the Record Date and the completion of the Extraordinary General Meeting will not be able to vote those shares at the Extraordinary General Meeting.

Our Articles of Association provide that no person or entity shall be registered in our share register as a shareholder with voting rights for, and no person or entity may directly or indirectly, formally, constructively or beneficially own, or otherwise control or direct, alone or together with third parties, voting rights (whether exercisable or not) with respect to, more than 18% of the share capital registered in the commercial register. This restriction shall also apply to persons or entities who hold or acquire some or all of their shares through nominees. If shares are being held by a nominee for third-party beneficiaries that control (alone or together with other parties) voting rights with respect to more than 18% of the share capital recorded in the commercial register, the Board of Directors may cancel the registration of the shares with voting rights held by such nominee in excess of the 18% limit. Shareholders who had been registered with, and / or had been allocated, directly or through a nominee, more than 18% of the share capital registered in the commercial register prior to our initial public offering remained or were registered with voting rights for such shares.

No shareholder may exercise, directly or indirectly, voting rights with respect to own or represented shares in excess of 18% of the share capital registered in the commercial register. Legal entities and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or are otherwise linked as well as individuals or legal entities and partnerships who act in concert or otherwise act in a coordinated manner shall be treated as one single person. This voting rights limitation shall not apply to the exercise of voting rights by shareholders or their proxies to the extent that their shares are validly registered with voting rights in the share register pursuant to our Articles of Association and they are still in compliance with these provisions. Any shareholder who returns a proxy card or votes by phone or by mail thereby confirms that is does not exceed the aforementioned 18% thresholds, to the extent such thresholds apply to it.

These restrictions on registration or voting do not impact the trading of shares before, during or after the Extraordinary General Meeting.

3.	Extraordinary General Meeting Notice and Voting Materials

Shareholders registered as shareholders with voting rights in the share register on the Record Date (Holders of Record) will receive the Extraordinary General Meeting notice (the Notice) directly from Computershare. The Notice will contain access information for the Computershare portal, by which Holders of Record may give voting instructions and authorization to the independent proxy, as well as information on voting by phone or by mail.

Shareholders holding their shares on the Record Date through their broker or bank (Street Name Holders) are unknown to the Company or Computershare. Street Name Holders should be able to vote on the portal designated by their broker or bank. Street Name Holders will only be able to give voting instructions and authorizations to the independent proxy via the portal designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so.

Shareholders may order a copy of this invitation to the Extraordinary General Meeting and a proxy card as indicated in the Notice. This invitation to the Extraordinary General Meeting can also be accessed at www.edocumentview.com/VECT.

4.	Voting Instructions to the Independent Proxy

Voting rights can only be exercised through the independent proxy, Buis Bürgi AG, Zurich, Switzerland. Shareholders may give a proxy and voting instructions to the independent proxy via Computershare or, if applicable, the portal designated by their broker or bank, prior to the Extraordinary General Meeting.

The independent proxy will be physically present at the Extraordinary General Meeting in order to vote on behalf of the shareholders from whom Computershare has received a valid proxy and voting instructions. Holders of Record who have timely submitted their proxy but have not specifically indicated how to vote their shares instruct the independent proxy to vote in accordance with the recommendations of the Company’s Board of Directors with regard to the agenda item and proposal listed in this invitation to the Extraordinary General Meeting. If any modifications to the agenda item or the proposal identified in this invitation to the Extraordinary General Meeting, or other matters on which voting is permissible under Swiss law, are properly presented at the Extraordinary General Meeting for consideration, the Holders of Record and the Street Name Holders instruct the independent proxy, in the absence of other specific instructions, to vote in accordance with the recommendations of the Company’s Board of Directors.

Voting Instructions by Holders of Record

The Company recommends that Holders of Record give a proxy and voting instructions to the independent proxy electronically through the Computershare portal with the individual shareholder number (QR Code), or via phone. To do so, Holders of Record should follow the instructions given in the Notice.

Holders of Record may also give a proxy and voting instructions to the independent proxy through Computershare by mail, using the proxy card. Holders of Record may order a copy of this invitation to the Extraordinary General Meeting and a proxy card as indicated in the Notice. Holders of Record should send their completed and signed proxy card to Computershare at one of the following addresses:

By Mail: Computershare Investor Services P.O. Box 505005 Louisville, KY 40233-5005 United States of America	By Overnight Delivery: Computershare Investor Services 462 South 4th Street, Suite 1600 Louisville, KY 40202 United States of America

Electronic voting instructions, voting instructions via phone and proxy cards must be received by Computershare no later than December 8, 2022, at 5:59 a.m. CET / December 7, 2022, at 11:59 p.m. EST.

Once received by Computershare, voting instructions may not be changed by the shareholders. Should Computershare receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account.

Voting Instructions by Street Name Holders

Street Name Holders who would like to give voting instructions should follow the instructions of their broker or bank or its designated agent and should use the portal designated by their broker or bank.

Street Name Holders should observe the deadlines to submit voting instructions that are set in the instructions of their broker or bank or its designated agent.

5.	Shareholder Questions

As personal attendance at the Extraordinary General Meeting is not permitted, Holders of Record may submit questions to the Company ahead of the Extraordinary General Meeting by sending an e-mail to the address as set out below.

6.	Record of Resolutions

A record of the resolutions taken by the Extraordinary General Meeting will be available for inspection after the Extraordinary General Meeting on the Company’s website at ir.vectivbio.com/events-and-presentations and at the Company’s registered office at Aeschenvorstadt 36, 4051 Basel, Switzerland.

Contact Address

VectivBio Holding AG

Aeschenvorstadt 36

4051 Basel

Switzerland

Investor Relations:

Patrick Malloy

+41 61 551 30 36

ir@vectivbio.com

http://www.vectivbio.com

Basel, November 16, 2022

VectivBio Holding AG

For the Board of Directors

/s/ Thomas Woiwode
Thomas Woiwode Chairman of the Board of Directors